SP FUNDS TRUST N-1A/A

Exhibit 99.(p)(2)

SHARIAPORTFOLIO, INC.

CODE OF ETHICS

June 2023

1331 S. INTERNATIONAL PARKWAY, STE 2291 | LAKE MARY, FL 32746 | PHONE: 321-275-5125

This Compliance Manual and Code of Ethics (“Manual”) is the property of Shariaportfolio, Inc. (referred to herein as the “Company” or “Firm”) and must be returned to the Company if your employment or association with the Company is terminated for any reason. The contents of this Manual are confidential and should not be revealed to third parties.

Compliance Procedures & Practices

Code of Ethics

1940 Act Rule 204A-1 and “Investment Advisers Code of Ethics” Release IA-2256

Our Code of Ethics is a value-laden policy designed to impress upon all supervised persons and Investment Advisor Representatives (“RAs”) these fundamental principles of conduct and professionalism; the function of which, is to heighten awareness of what is right, fair, just and good, as well as to any other legal obligations of the Company, and to increase vigilance against any inappropriate behavior.

Standards of Ethical Conduct

Our standards of ethical conduct serve as the “conscience” of the Company by defining civil behavior and establishing ideals of ethical conduct expected of all supervised persons and RAs in discharging their duties. The purpose of which is to encourage vigorous clear communication with clients, minimize actual and potential conflicts, and prevent violations of federal and state regulations. These standards emphasize:

●	Fiduciary Duty – This reflects the fiduciary obligations of the Company as it pertains to our unique business practices. This includes not only avoiding circumstances that might affect, or appear to affect, our complete care and loyalty to clients but also in how accurately we disclose information to a client for them to make an informed decision, and our efforts to be compliant with all governing laws, rules, and regulations.

●	Core Values – These values address broad principles of moral behavior and civility conducive to how we interact with our clientele. These values challenge supervised persons to self-governance and to live up to our ideals as we pursue excellence in our advisory practice.

●	Ethical Principles – Our core values are set into standards of conduct that service as a reminder of the fiduciary principles that govern our advisory business and reinforce expected behavior.

Failure of any supervised persons and RAs to control their personal actions and behave in a civil and ethical manner reflects indifference, increases the potential for fraud and misconduct, potentially damages our reputation, and puts our clientele at risk. Violations of ethical conduct may result in disciplinary action and/or termination.

Standards of Business Conduct

We have an undivided responsibility to render continuous, unbiased investment advice, and at all times act in the best interests of our clients. Rule 204A-1 requires that our Code of Ethics set forth standards of business conduct designed to prevent fraud by reinforcing fiduciary principals that govern the conduct of our supervised persons; principally, those issues of conduct that might arise from self-dealing and use or misuse of material nonpublic information. We have implemented the following standards of business conduct in our Code of Ethics:

●	Insider Trading – The Insider Trading and Securities Fraud Enforcement Act of 1988 forbids anyone to trade securities based on material non-public information or to communicate material non-public information to others. Our policies on insider trading are designed to detect and prevent such misuse by defining what would be considered “insider information”; and, establishing preventative procedures expected for our supervised persons and RAs to follow.

●	“Front-Running” – Information regarding Client trading must not be used in any way to influence trades in personal accounts or in the accounts of other Clients, including those of other Employees. Trading ahead of a Client’s order is known as “front-running” and is prohibited.

Each Employee is prohibited from buying or selling for either a Client account or an Employee personal account (i) an option while in possession of non-public information concerning a block transaction by a Client account in the underlying stock, or (ii) an underlying security while in possession of non-public information concerning a block transaction by a Client account in an option covering that security (the “inter-market front running”). This prohibition extends to trading in stock index options and stock index futures while in possession of non-public information concerning a block transaction in a component stock of an index.

●	Personal Securities Trading – Certain supervised persons and RAs having an intimate knowledge of client securities transactions, access to non-public information regarding client portfolio holdings, discretion to execute trades, and to make security recommendations – defined as “Access Persons” – are required to periodically report their personal securities transactions and holdings. The purpose of our securities trading procedures is to protect the investment profits for clients by ensuring that they are given first priority on all securities transactions before Access Persons can act in their own personal accounts, and/or from being advised to buy/sell securities that an Access Person also has a beneficial interest that could possibly profit the Access Person and disadvantage the client.

●	Political and Charitable Contributions

Company Contributions

Firm funds or gifts may not be furnished, directly or indirectly, to a government official, government employee or politician for the purpose of obtaining or maintaining business on behalf of the Firm. Such conduct is illegal and may violate federal and state criminal laws. Assistance or entertainment provided to any government office should never, in form or substance, compromise the Firm’s arms-length business relationship with the government agency or official involved.

Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act (“FCPA”) prohibits the direct or indirect giving of, or a promise to give, “things of value” in order to corruptly obtain a business benefit from an officer, employee, or other “instrumentality” of a foreign government. Companies that are owned, even partly, by a foreign government may be considered an “instrumentality” of that government. In particular, government investments in foreign financial institutions may make the FCPA applicable to those institutions. Individuals acting in an official capacity on behalf of a foreign government or a foreign political party may also be “instrumentalities” of a foreign government.

The FCPA includes provisions that may permit the giving of gifts and entertainment under certain circumstances, including certain gifts and entertainment that are lawful under the written laws and regulations of the recipient’s county, as well as bona-fide travel costs for certain legitimate business purposes. However, the availability of these exceptions is limited and is dependent on the relevant facts and circumstances.

Civil and criminal penalties for violating the FCPA can be severe. The Company and its Access Persons must comply with the spirit and the letter of the FCPA at all times. Access Persons must obtain written pre-clearance from the CCO prior to giving anything of value that might be subject to the FCPA.

Pay-to-Play

Background

SEC Rule 206(4)-5 prohibits “pay-to-play” practices by investment advisers that seek to provide investment advisory services to government entities (i.e., any state or political subdivision of a state, including: any agency, authority or instrumentality of the state, a pool of assets sponsored or established by the state, a plan or program of a government entity; and officers, agents, or employees of the state acting in their official capacity). The rule applies to government assets managed by the Company, whether in a separate account or a pooled investment vehicle. Rule 206(4)-5 prohibits:

1.	An adviser's receipt of compensation from a government entity for two years following any contribution by the adviser or certain of its personnel (“covered associates”), to certain officials (“covered official”) of a government entity;

2.	Payments by an adviser or any covered associate to third-party solicitors or placement agents for their solicitation of government entities unless the third-party solicitor is a registered representative of a broker-dealer or registered investment adviser subject to pay-to-play regulations; and

3.	An adviser and its covered associates from soliciting or coordinating contributions for an official of a government entity to which the adviser is seeking to provide advisory services, or payments to a political party of a state or locality where any adviser is providing or seeking to provide advisory services to a government entity.

The rule also prohibits acts done indirectly, which, if done directly, would result in a violation of the rule and includes increased recordkeeping requirements regarding political contributions made by its covered associates.

The look back provisions of the rule require an investment adviser to look back in time to determine whether it will be subject to any business restrictions under the rule when employing or engaging a person who would be considered a covered associate due to such person’s triggering contribution to an official of a government entity. The two-year time out is not triggered by a contribution made by a natural person more than 6 months prior to becoming a covered associate, unless he or she, after becoming a covered associate, solicits Clients. As a result, the full two-year look back applies only to covered associates who solicit for the Company.

Definitions

A contribution means any gift, subscription, loan, advance, or deposit of money or anything of value made for:

●	The purpose of influencing any election for federal, state or local office;

●	The payment of debt incurred in connection with any such election; or

●	Transition or inaugural expenses incurred by the successful candidate for state or local office.

This includes not only monetary contributions, but also in-kind contributions such as payment for services or use of facilities, personnel or other resources to benefit any federal, state or local candidate campaign, political party committee, or other political committee or political organization exempt from federal income taxes under Section 527 of the Internal Revenue Code (such as the Republican or Democratic Governors Association), or the inaugural committee or transition team of a successful candidate.

Volunteer services provided to a campaign by Employees on their own personal time are not treated as contributions.

A covered associate includes any of the following:

●	The Company’s general partners, executive officers or other individuals with a similar status or function;

●	Any Employees who solicit government entities for the Company and any person who supervises, directly or indirectly, such Employee; and

●	Any political action committee controlled by the investment adviser or its covered associates.

A covered official is a person (including any election committee for the person) who was, at the time of the contribution, an incumbent, candidate or successful candidate of a government entity, if the official can (1) directly or indirectly influence the governmental entity’s selection of an investment adviser; or (2) has the authority to appoint an official with such influence. This could cover state or local officials who are running for federal office.

A government entity is defined as any state and local governments and political subdivisions thereof, including their agencies and instrumentalities and pools of assets sponsored or established by the foregoing (such as public pension funds and participant-directed investment programs for the benefit of the public (e.g., 529 college tuition savings programs) or government Employees (e.g., 403(b) and 457 retirement plans)).

Compliance Procedures

The following procedures will apply to political contributions by the Company and its Employees:

●	all contemplated contributions to a political candidate (including federal, state, local or PACs) by any Employee will require pre-clearance from the CCO by submitting a pre-clearance form;

●	coordination of, or solicitation by, the Company of political contributions to a government official, or payment to a political party of a state or locality, will not be permitted;

●	newly hired or promoted Employees who will be considered covered associates will be required to disclose any political contributions made in the past two years to determine if the look back provisions will apply;

●	any new relationships with third-party solicitors will require pre-approval from the CCO.

In addition, the CCO may require periodic certifications from Employees that they have not made any political contributions in violation of the Company’s policy.

Exemptions

De Minimis Contributions

Although all contributions by Employees must be pre-approved, contributions to any state or local candidate or official which are less than the statutory de minimis amounts will be approved. Contributions will be approved if:

●	the Employee is entitled to vote for the candidate and the contribution does not exceed $350 per election; or

●	the Employee is not entitled to vote for the candidate and the contribution does not exceed $150 per election.

Other Limited Exemptions

Pursuant to the “returned contribution” exception, if a covered associate of an adviser makes a contribution that triggers the two-year time-out period solely because he or she was not entitled to vote for the official at the time of the contribution, the Company can effectively undo the contribution under very narrow circumstances. To be eligible for the returned contribution exception, the contribution had to be less than $350,

●	the Company must have discovered the contribution within four months of the date of such contribution, and

●	the Company must cause the contributor to re-collect the contribution within 60 days after the Company discovers the contribution.

The specificity of the requirements significantly limits the availability of the exception. Further, an adviser with less than 50 employees can only rely on the returned contribution exception twice in a 12-month period (three times for advisers with more than 50 employees) and an adviser can never use the returned contribution exception for the same covered associate twice.

In addition, Rule 206(4)-5 allows an adviser to apply for an order exempting it from the two-year time-out requirement in the event of an inadvertent violation that falls outside of the exceptions set forth above when, according to the SEC, the imposition of the time-out provision is unnecessary to achieve the Rule’s intended purpose.

Recordkeeping

Rule 206(4)-5 also requires the Company to keep records of contributions made by the Company and its covered associates to government officials and candidates, payments to state or political parties and PACs, a list of its covered associates and government entities that invest or have invested in the past five years with the Company or a pooled investment vehicle managed by the Company. The Company must also maintain records of the names and addresses of each regulated third-party adviser or broker-dealer to whom the Company provides payment for the solicitation of a government entity.

The CCO is responsible for ensuring that the Companies and their employees comply with Rule 206(4)-5 as well as with the record keeping requirements under Rule 204-2(a)(18)(ii). Specifically, the CCO and its designees must maintain a political contribution log that will have the following information required by Rule 204-2(a)(18)(ii):

●	The name and title of each contributor;

●	The name and title (including any city/county/State or other political subdivision) of each recipient of a contribution or payment;

●	The amount and date of each contribution or payment; and

●	Whether any such contribution was the subject of the exception for certain returned contributions pursuant to section 206(4)-5(b)(2) of the Advisers Act.

Additionally, the CCO will ensure that the Company is maintaining the following records:

●	A list containing the names, titles, and business and residence addresses of all “covered associates”.

●	A current list of all government entities to which the adviser provides (or has provided in the past 5 years) advisory services, or which are (or were) investors in any covered investment pool to which the adviser provides (or has provided in the past 5 years) advisory services.

Furthermore, the CCO and its designees must on a routine basis, but in no case less than once in a calendar quarter, conduct searches through public databases for any undisclosed political contributions made by Employees.

Charitable Contributions

Charitable donations to legitimate not-for-profit organizations, even at the request of an official of a government entity, do not implicate Rule 206(4)-5. However, donations by the Firm or its employees to charities with the intention of influencing such charities to become clients are strictly prohibited. Employees should notify the Firm about any actual or apparent conflict of interest in connection with any charitable contribution, or about any contribution that could give an appearance of impropriety.

●	Gifts and Entertainment

Policy

The Company recognizes the value of fostering good working relationships with individuals and firms doing business or seeking to do business with the Company. Subject to the guidelines below, Employees are permitted, on occasion, to accept gifts and invitations to attend entertainment events. However, Employees should always act in the best interests of the Company and its Clients and should avoid any activity that might create an actual or perceived conflict of interest or impropriety in the course of the Company’s business relationships. Employees should not accept any gifts or entertainment invitations that have the likelihood of influencing their decisions regarding the business transactions involving the Company. Employees should contact the CCO or his/her designee to discuss any offered activity or gift that may create such a conflict. The Company reserves the right to prohibit the acceptance or retention of a gift or offer of entertainment, regardless of value, as it may determine in its sole discretion.

Entertainment may include such events as meals, shows, concerts, theatre events, sporting events or similar types of entertainment. “Entertainment” also includes in-town and out-of-town trips and seminars where the service provider or counterparty offers to pay for items such as lodging, airfare, meals and/or event expenses. For the purposes hereof, a gift will be deemed to be of significant value if it exceeds $100.00 per gift from any person or entity doing business or seeking to do business with the Company and an entertainment event will be deemed to be of significant value if it exceeds $1,000.00 per event from any such person or entity. An entertainment event will only be deemed to be entertainment if a representative of the service provider or counterparty is also attending the event (otherwise, it will be deemed to be a gift). No gift or entertainment may be accepted or given, however, regardless of value, that has the likelihood of influencing, any business decision or relationship of the Company.

Compliance Procedures

The Company has adopted the following principles and procedures governing gifts and entertainment:

–	Any gifts or entertainment of significant value (as defined above) offered from an existing or prospective firm service provider or counterparty must be approved by the CCO.

–	Employees may not accept more than four gifts or attend more than six entertainment events per year, regardless of value, given or sponsored by the same person or entity without approval from the CCO.

–	Employees may not request or solicit gifts or particular entertainment events.

–	No gift of cash or cash equivalents may be accepted.

–	Items such as pens, coffee mugs or clothing items with a counterparty’s logo are excluded.

●	Outside Activities of Employees

Policy

Employees are expected to devote their full professional time and efforts to the business of the Company and to avoid any activities that could present actual or perceived conflicts of interest.

Employees must obtain prior approval from the CCO for any outside activity that involves:

●	a time commitment that would prevent you from performing your duties for the Company;

●	accepting a second job or part-time job of any kind or engaging in any other business outside of the Company;

●	active participation in any business in the financial services industry or otherwise in competition with the Company;

●	teaching assignments, lectures, public speaking, publication of articles, or radio or television appearances, or

●	serving as a director, officer, general partner or trustee of, or as a consultant to, any business, corporation or partnership, including family-owned businesses and charitable, non-profit and political organizations.

Employees may not serve on the board of any company whose securities are publicly traded, or of any company in which the Company or any Client account owns securities.

Compliance Procedures

All outside activities conducted by an Employee must be approved prior to participation by the CCO or his/her designee. The CCO or his/her designee may require full details concerning the outside activity including the number of hours involved and any compensation to be received. In addition, in connection with any approval of an outside activity, such approval may, at the discretion of the CCO, be subject to certain conditions deemed necessary or appropriate to protect the interests of the Company or any Client.

In addition, to the extent that the Company files a Form U-4 for an Employee seeking to engage in an outside business activity, the Form U-4 will need to be updated to reflect the activity.

Our standards of business conduct specify basic principles to guide Access Persons in performing their duties. Failure to put into practice our standards of conduct reflect apathy and increases the potential for fraud and wrongdoing that can ultimately put our clientele at risk. Violations of our policies on business conduct may result in disciplinary action and/or termination.

Use of Consultants & Representatives

Properly utilized, consultants, representatives, agents, distributors, and other individuals or organizations providing professional services to ShariaPortfolio (“representatives”) may be able to assist the Company in achieving its legitimate business objectives. However, ShariaPortfolio personnel must take steps to ensure that ShariaPortfolio’s use of such representatives does not violate applicable U.S. law, including the Foreign Corrupt Practices Act of 1977, as amended or applicable provisions of foreign law. In addition, it is our policy that such representatives respect applicable laws and regulations, ShariaPortfolio’s internal policies and the terms of their consulting agreements, including requirements concerning conflicts of interest and confidentiality. In order to assure such compliance and otherwise assure that in all of its transactions ShariaPortfolio shall function in accordance with the highest ethical standards and in strict observance of the laws applicable wherever it or its affiliates are doing business, both here and abroad, ShariaPortfolio personnel shall adhere to ShariaPortfolio policies issued from time to time concerning the selection, terms of engagement and compensation to be paid to such representatives, including required due diligence, approvals and contract provisions.

Employee Training

The CCO will conduct periodic training sessions, as appropriate, to assure that all Employees fully understand the Company’s Code of Ethics and their related responsibilities and obligations thereunder. All Employees will receive advance notice of these training sessions and attendance is mandatory unless specifically excused by the CCO. In addition, each Employee will be required to execute the Annual Acknowledgment Form (similar in form to Exhibit A of this Manual) certifying that he or she has read and understands the Code and has complied with its provisions.